Antisoma plc

Hanger Lane
Ealing
London W5 3QR
UK

T: +44 (0)20 8799 8200
F: +44 (0)20 8799 8201
E: enquiries@antisoma.com
W: www.antisoma.com

RECEIVED
2006 DEC 21 A

ANTISOMA

Exemption number: 82-34926

Office of International Corporate Finance
Division of Corporate Finance
Mail Stop 3628
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

06019439

SUPPL

Tuesday 12 December 2006

Ladies and Gentlemen:

Antisoma plc

Pursuant to Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby furnish you with certain documentation that we have made public or filed with the UK Listing Authority, the London Stock Exchange or the Registrar of Companies for England and Wales at Companies House or distributed to our shareholders and which is listed in Annex 1 to this letter.

These documents supplement the information previously provided with respect to Antisoma plc's request for exemption under Rule 12g3-2(b), which was established on November 21, 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that Antisoma plc is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at +44 20 8799 8200 in the United Kingdom if you have any questions.

Thank you for your attention.

Yours faithfully
For and on behalf Antisoma plc

PROCESSED
DEC 2 2 2006
THOMSON
FINANCIAL

Name: Simone Tinney
Title: Communication Assistant

ANTISOMA

Holding(s) in Antisoma

London, UK, 12 December 2006 - Antisoma plc (LSE: ASM, US OTC: ATSMY) received notification yesterday from Orbimed Advisors, LLC, ("Orbimed") that, following a purchase of 375,000 ordinary shares on December 7 2006, Orbimed and its founder and Managing Member, Samuel D. Isaly, each had an interest in 11,365,000 ordinary shares, representing approximately 3.1% of Antisoma's issued ordinary shares.

- END -

Enquiries:
Daniel Elger, Director of Communications
Antisoma plc
+44 (0) 20 8799 8200